Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: NYSE Euronext
(Commission File No. 001-33392)

ISI FINANCIAL SERVICES CONFERENCE IntercontinentalExchange (ICE) FEBRUARY 7, 2013

Safe Harbor

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This presentation may contain “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements regarding IntercontinentalExchange’s business that are not historical facts are forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. These statements are not guarantees of future performance and actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement. The factors that might affect our performance include, but are not limited to: our business environment and industry trends; conditions in global financial markets; domestic and international economic conditions; volatility in commodity prices and price volatility of financial contracts such as equity indexes and foreign exchange; our ability to complete the acquisition of NYSE Euronext and to do so in a timely manner, realize the anticipated benefits within the expected time frame, and efficiently integrate NYSE Euronext’s operations; changes in laws and regulations; increasing competition and consolidation in our industry; our ability to identify and effectively pursue acquisitions and strategic alliances and successfully integrate the companies we acquire on a cost-effective basis; the success of our clearing houses and our ability to minimize the risks associated with operating multiple clearing houses in multiple jurisdictions; technological developments, including ensuring that the technology we utilize is not vulnerable to security risks; the accuracy of our cost estimates and expectations; our belief that cash flows will be sufficient to service our debt and fund our working capital needs and capital expenditures for the next twelve months; our ability to develop new products and services on a timely and cost-effective basis; leveraging our risk management capabilities; maintaining existing market participants and attracting new ones; protecting our intellectual property rights; not violating the intellectual property rights of others; potential adverse litigation results; our belief in our electronic platform and disaster recovery system technologies; and identification of trends and how they will impact our business. For a discussion of such risks and uncertainties, which could cause actual results to differ, including materially, from those contained in the forward-looking statements, see ICE’s Securities and Exchange Commission (SEC) filings, including, but not limited to, the risk factors in ICE’s most recent Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013. These filings are also available in the Investors & Media section of our website.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event. New factors emerge from time to time, and it is not possible for management to predict all factors that may affect our business and prospects. Further, management cannot assess the impact of each factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S 4, which includes a preliminary joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions described in the Agreement and Plan of Merger, dated as of December 20, 2012, by and among ICE, NYSE Euronext and Baseball Merger Sub LLC. You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012. You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012. Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

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ICE: Derivatives Market Leadership

Global derivatives markets

o Leadership in commodities, clearing and technology

Broad distribution, network effect

o Leading operator of global markets and clearing houses

o Global partnerships and infrastructure investments

Organic growth, M&A leader

o Opportunities in new and current businesses

o Planned acquisition of NYSE Euronext

Positioned ahead of financial regulatory reform

o Clearing, connectivity and transparency

Innovation and execution

o Delivering new ways to serve industry needs

Consistent growth and strong returns

o Balanced business model supports consistency

Average Daily Volume*

4,000

3,500

3,000

2,500

2,000

1,500

1,000

500

0

+10% y/y

2008  2009  2010  2011  2012

Energy Agriculture Index & FX

* Energy volume includes cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures
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Consistent Industry Leading Growth & Profitability

2012: Growth on top of Growth

 Long-term double-digit growth target: o Continued record revenue and earnings o Revenue up 3%, diluted EPS up 9%

 Record revenues driven by: o Record futures and market data revenue o Total futures volume up 10% o New customers, strong revenue capture trends

 Strong operating efficiency o Operating margin 61%

 Capital efficiency / prudent investment o Industry leading return on invested capital

Revenue Growth

+3% y/y

$1,327 $1,363 $1,400 $1,150 $1,200 $995 $1,000 $813 $800

$600 $400 $200

$0

2008  2009  2010  2011  2012

Net Income Attributable to ICE

+8% y/y $600 $552 $510 $500 $398 $400 $301 $316 $300

$200

$100

$0

2008  2009  2010  2011  2012
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ICE Futures*

 2012 futures revenues $988MM, +3% y/y

 2012 average daily volume (ADV) of 3.4MM, +10% y/y

 Strength in Brent, Natural Gas, Power, Emissions & Ags

 Successful transition of cleared swap contracts to futures

 Rate Per Contract (RPC)

Energy  Ags Financials

2012 2011 2012 2011 2012 2011 $1.07  $1.18  $2.50  $2.25  $0.95  $0.92

Annual ADV*

+10% y/y

 3,400  3,000  2,600  2,200  1,800  1,400  1,000  600  200

 (200) 2008 2009 2010 2011 2012

 OI 73MM contracts at 12/31/12, +30% y/y

(In 000) 2012 2011 y/y %

Total Volume 846,777 772,093  10% ADV

ICE Brent 620 533 16% ICE Gasoil 255 263 -3% ICE Other Oil 205 246 -17% ICE Natural Gas 1,449 1,295 12% ICE Power 379 248 53% ICE Emissions & Other 42 35 21% ICE Sugar 128 125 3% ICE Equity Index 134 176 -24% Other Futures & Options 149 144 4%

Total Average Daily Volume 3,360 3,064 10%

Open Interest*

+30% y/y

 70,000  60,000 50,000 40,000 30,000 20,000 10,000

 -

2008 2009 2010 2011 2012

* Energy volume and OI include cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures
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ICE Energy Futures*

ICE Energy Futures Markets

• Global leader in Brent, gasoil, natural gas and power markets

• Transition of energy swaps to futures

• Energy SDR launch in February

• New product development ongoing with over 130 energy products introduced in 2012

• Expanding into EU nat gas & power markets

• Electronic options – WhenTech & ICE Chat

• Brazilian energy market developing via BRIX

• Phase III of EU emissions began in Jan ‘13

Annual Energy Futures Volumes*

800 700 600 500 400 300 200 100

0

2008  2009  2010  2011  2012

* Energy volume includes cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures
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Leadership Position in Global Energy Markets

Increasing Crude Market Share

ADV (000)

 800  700  600  500  400  300  200  100  -

2008 2009 2010 2011 2012

ICE Brent Volume ICE WTI Volume

 ICE Brent futures & options contracts, up 16% in 2012, 15th consecutive year of volume records

 ICE Brent options volume up four-fold in 2012

 Successful transition of cleared OTC contracts to futures; no market disruption, solid trends

 New product development ongoing; cross margining with Brent, gasoil and natural gas

 Expansion of participants continued into 4Q12

Brent Options Volume

Contracts (000)

 10,000  8,000  6,000  4,000  2,000

 -

2010 2011 2012

ICE Energy Open Interest*

Contracts (000) All ICE Energy Futures

 70,000  60,000  50,000  40,000  30,000  20,000  10,000

 -

2008 2009 2010 2011 2012

* Energy volume and OI include cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures
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ICE Agricultural and Financial Markets

ICE Ag Futures Markets

• Ag open interest +10 y/y in Jan ‘13

• Global ag benchmarks poised for growth with improved commodity financing in EU

• Solid trends in RPC, global customer growth

• Full transition to screen completed in Oct ‘12

• Expansion into grains and oilseeds, extends reach in ag sector

Annual Ag Futures Volumes

70 60 50 40 30 20 10

0

2008  2009  2010  2011  2012

ICE Financial Markets

• CDS futures in development

• Buy-side portfolio margining for CDS in 1Q13

• Russell Index volume upside with fund flows

• USDX is the leading US dollar benchmark

• NDF FX clearing in development at ICE Clear

• New FX products, Indian Rupee futures

• Brazilian fixed income platform for Cetip

Annual Fin Futures Volumes

60 50 40 30 20 10

0

2008  2009  2010  2011  2012
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ICE OTC Credit

Leading  Global CDS Clearing Solution

 Through Feb 1, $37TR in CDS cleared, $1.5TR OI, 1.2MM trades cleared; 381 clearable CDS products; $119B in buyside cleared

 Leading risk model; separate $5BN guaranty fund

 Open-access connectivity model

 Widely distributed ICE Link platform provides industry connectivity to multiple CCPs, dealers, buyside & IDBs

OTC Credit Revenue

$200 $165 $166 $167 $160 $144

$120 $80 $40

$0

2009  2010  2011  2012

CDS Clearing CDS Execution

CDS Market Update

 Most liquid CDS market clearing nearly 400 instruments including single names and LatAm sovereign CDS

 Mandated CDS index clearing beginning 1Q13

 Portfolio margining approved for buy-side

 CDS index futures product launch in 1H13

 EU application for client clearing pending

 FSA approved application for EU sovereign CDS; SEC approval pending

CDS Open Interest & Gross Notional Cleared

OI (Billions)  Notional (Billions)

$1,800 $40,000 $1,600 $35,000 $1,400 $30,000 $1,200 $25,000 $1,000 $20,000 $800 $15,000 $600 $10,000 $400 $200 $5,000 $ $

1 15 29 43 57 71 85 99 113 127 141 155 169 183 197

Clearing Week

Open Interest Gross Notional
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Robust Cash Generation & Strong Balance Sheet

Balance Sheet  & Return Metrics as of Dec 31, 2012

$733MM in operating cash flow in 2012 $1.6B in unrestricted cash $1.8B undrawn credit facility

 Debt-to-EBITDA ratio of 1.2x

 Repurchase authorization remaining $450MM o 417K shares repurchased in 2012

 Disciplined M&A and organic investment

 Industry leading ROIC1 of 18%, historical avg cost of capital 9%

Operating Cash Flow

+3% y/y $800 $733 $713

$600 $534 $487

$375 $400

$200

$0

2008  2009  2010  2011  2012

Return on Invested Capital1

20% 15% 10% 5%

0%

2010  2011  2012

NYX CME NDAQ S&P 500* ICE WACC

(1) ROIC = (Operating Income x (1-Tax Rate) ) / (Avg Debt + Avg Shareholders Equity + Avg Minority Interest – Avg Cash, Cash Equiv, & ST Investments) *Source: Factset, Company Filings. S&P data represents only current constituents. S&P 500 ROIC calculated using invested  capital weighted avg.

ICE, CME, NDAQ, NYX LTM data as of 4Q12; S&P 500 reflects most recently reported fiscal quarter as of  Dec 2012
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NYSE Euronext Transaction and CSA Update

Strong industrial logic based on long-term growth opportunities, synergies, focused business model and global franchise

- Regulatory reform continues to drive migration of asset classes to exchange traded and cleared environment
- Demand for enhanced transparency, cleared products and capital efficiency driving long-term growth
- Combination extends ICE's industry leading expertise in derivatives and clearing to rates

Integration	Technology	NYSE Liffe	Euronext
▪ Continuing work on integration plan regarding synergies from the clearing transition, derivatives platform overlap and corporate overhead ▪ Synergy estimates exclude any revenue synergies as well as the Euronext business	▪ Analyzing the best way to leverage tech assets ▪ Technology platform analysis	▪ Establishing framework for integration of markets and technology ▪ Evaluating areas for new product development	▪ Post closing, ensure Euronext will be a solid, standalone organization that can compete in international listings, market data and technology ▪ Potential IPO of Euronext to be determined post closing

- **HSR filing made in the US in January**
- **Registration statement filed with the SEC; will set respective shareholder meeting dates upon finalization**
- **Working with US and European regulators to advance the regulatory filing and approval process**
- **Closing anticipated in the second half of 2013**

- **Clearing Services Agreement (CSA) between Liffe and ICE Clear Europe independent of main transaction to address Liffe's immediate clearing needs**
- **Regulatory review and client testing anticipated in Q2**
- **Transition expected to occur in mid 2013**

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Track Record of Growth and Expense Discipline

Annual Revenue and Expenses

$1,327  $1,363  $1,400  $1,200 $1,150 $995  $1,000 $813  $800  $600 $498  $534  $536 $482  $400 $319  $200  $-2008 2009 2010 2011 2012

Operating Expenses Revenue

Diluted EPS

 $8.00 $7.52 $6.90

 $6.00 $5.35 $4.17  $4.27  $4.00

 $2.00

 $-

2008 2009 2010 2011 2012

2012 Revenue Growth

3%

ICE  CME  NDAQ  NYX

-1%

-11%

-13%

2012 EPS Growth

9%

ICE  CME  NDAQ  NYX

-5%

-41%

-50%
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A Focus On Consistent Growth and Results

Operating Income Growth

$750 $600 $450 $300 $150

$0

2008  2009  2010  2011  2012

Key Metrics 2012

• Maintain solid operating margin 61%, +100 bps y/y

• Best in class earnings growth +9% y/y

• Best in class returns 18% ROIC

• Strong expense management Flat with 2011

• Increase cash flow +3% y/y

Five Themes in 2013

1. Commodity market expansion in energy & ag markets across new products, customers and options

2. NYSE Euronext deal regulatory approval, closing and integration

3. Provision of cost- and capital-efficient regulatory reform solutions to meet transparency, reporting and clearing requirements

4. Focus on range of OTC clearing opportunities across commodities and financials; successful transition of Liffe products to ICE Clear Europe

5.  Maintain culture of customer service, innovation, growth and a focus on expense discipline and ROIC
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Historical Aggregate Data

2013

Trading Days* 21 19 20 22 21 21 22 21 21 23 19 22

Average Daily Volume (000s)

Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13

Energy  3,093 Ags 263 Financials 123

Total 3,478

*Canada had 22 trading days in Jan 2013 Volume excludes Brent bullet contracts

Rolling 3 Month Rate Per Contract (for the periond ending)

Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13

Energy  $1.08 Ags $2.54 Financials $1.04

Total $1.18

2012

Trading Days* 20 20 22 20 22 21 21 23 19 23 21 20

ADV (000s)

Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12

Energy  3,700  3,596  2,807  2,795  3,075  3,032  2,703  2,576  2,888  3,067 2,836  2,375 Ags 228  301  248  311  230  336  236  217  263  214 221  175 Financials 146  167  212  164  176  234  138  109  188  118 142  170

Total 4,073  4,064  3,267  3,270  3,481  3,602  3,078  2,902  3,339  3,399 3,198  2,720

*Canada had 21 trading days in Jan 2012, 22 trading days in Aug 2012, 22 trading days in Oct 2012 and 19 trading days in Dec 2012 Volume excludes Brent bullet contracts

Rolling 3 Month RPC

Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12

Energy  $1.08  $1.04  $1.04  $1.06  $1.07  $1.08  $1.10  $1.11  $1.11  $1.08  $1.08  $1.07 Ags $2.45  $2.59  $2.56  $2.57  $2.48  $2.54  $2.46  $2.47  $2.40  $2.40  $2.43  $2.47 Financials $0.90  $0.86  $0.93  $0.88  $0.91  $0.88  $0.92  $0.96  $1.00  $1.01  $1.01  $1.00

Total $1.15  $1.13  $1.14  $1.17  $1.17  $1.19  $1.20  $1.21  $1.21  $1.17  $1.17  $1.15
* Energy volume  and OI include cleared OTC energy contracts transitioned to futures contracts on October 15, 2012 and all periods have been adjusted to reflect these contracts as futures
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